SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Aviva Announces Sale of Russian Business

27 February, 2013

AVIVA ANNOUNCES SALE OF RUSSIAN LIFE AND PENSIONS OPERATIONS

Aviva plc ("Aviva") today announces the sale of Aviva Russia to Blagosostoyanie, a non-state pension fund in Russia, for a consideration of €35 million. The consideration is payable in cash and represents a modest premium to IFRS book value. This transaction is consistent with Aviva's strategy to narrow the Group's focus to businesses and markets where Aviva has leadership positions.

The transaction, which is subject to the approval of the Federal Antimonopoly Service of the Russian Federation, is expected to complete in the first half of 2013.

Mark Wilson, Chief Executive Officer of Aviva plc, said:

"We are pleased to have agreed the sale of our life and pensions operations in Russia to Blagosostoyanie. This transaction builds on the progress we have made to narrow Aviva's focus."

-ends-

Enquiries:

Media

Nigel Prideaux           +44 (0)20 7662 0215
Andrew Reid             +44 (0)20 7662 3131

Analysts

Charles Barrows        +44 (0)20 7662 8115
David Elliot                +44 (0)20 7662 8048

Notes to editors:

About Aviva

●  Aviva provides 43 million customers with insurance, savings and investment products.

●  We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

●  We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

●  We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

●  The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

●  For broadcast-standard video, please visit http://www.aviva.com/media/video/.

●  Follow us on twitter: www.twitter.com/avivaplc.

About Aviva in Russia

●  Aviva Russia was established in 2005 focused on the life and pensions market.

About Blagosostoyanie

●  Headquartered in Moscow, Blagosostoyanie has been operating in Russia for over 17 years and is currently one of the largest non-state pension funds in the country.

●  Blagosostoyanie's core activities include non-state pension coverage and compulsory pension insurance. Blagosostoyanie's mission is to assist its clients in maintaining financial independence after retirement through pension savings management.

●  As of September 2012, Blagosostoyanie's total assets are approximately €6.5 billion, including approximately €4.2 billion of pension reserves and €1.9 billion of pension savings. Blagosostoyanie serves over 2.8 million individual customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 27 February, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary